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                                              Filed by: ProAssurance Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                        Subject Company: Medical Assurance, Inc.
                                                   Commission File No. 333-49378

                      [Medical Assurance, Inc. letterhead]

                                   May 7, 2001





Dear Shareholder,

I am pleased to present you with the documents describing our proposed merger with Professionals Group. We're confident that the proposed transaction will result in a stronger insurance company group more responsive to the needs of our customers and better positioned to produce the results our shareholders expect and demand.

If the transaction is approved as we expect, the new holding company will be named ProAssurance Corporation and will trade on the New York Stock Exchange under the symbol PRA. Medical Assurance and Professionals Group will become subsidiaries of ProAssurance, and will continue to serve their customers with the tradition of strength and service that has enabled each company to achieve a position of leadership in their respective markets.

The documents enclosed include the Prospectus, which describes the transaction in detail, and a Proxy Card to allow you to cast your important vote on this matter. This year you may vote by phone and via the Internet by following the instructions on your proxy card. Your Board of Directors urges you to vote FOR this transaction. Should you have any questions, please phone Mr. Frank O'Neil, Senior Vice-President for Investor Relations, at (800) 282-6242 or (205) 877-4460.

We expect to finalize the transaction shortly after the Special Meeting of Shareholders to be held on June 25, 2001 in Birmingham; ProAssurance stock trading will begin trading on the New York Stock Exchange shortly thereafter. While you will have the option of exchanging your Medical Assurance or MAIC Holding stock certificate for a ProAssurance certificate, you will not be required to exchange certificates to trade ProAssurance shares.

Also enclosed in this packet is Medical Assurance's Form 10K for the fiscal year ended December 31, 2000. Because we expect this merger to be completed by June 30, 2001, we have elected to provide you with the 10K instead of printing an expensive, glossy annual report that would become outdated as soon as the merger is effective.

Thank you for your support of, and confidence in, Medical Assurance. We look forward to your continued support as a shareholder of ProAssurance.

                                   Sincerely,

                             /s/ A. Derrill Crowe
                             -----------------------
                                A. Derrill Crowe
                             Chairman and President

ProAssurance Corporation has filed a Registration Statement on Form S-4 (Registration No. 333-49378) with the SEC regarding the proposed consolidation of Medical Assurance and Professionals Group. Investors and shareholders are urged to read the Registration Statement and the documents included or incorporated by reference therein (including the respective annual reports on Form 10-K of Medical Assurance and Professionals Group) because they contain important information regarding the consolidation and the legal rights of security holders. Investors and shareholders can obtain a free copy of the Registration Statement and other documents filed by ProAssurance, Medical Assurance, and Professionals Group with the SEC at the SEC's website at www.sec.gov. These documents are also available without charge upon request to either:

         Medical Assurance, Inc.             Professionals Group, Inc.
         100 Brookwood Place                 2600 Professionals Drive
         Birmingham, AL 35209                Okemos, MI 48864
         Attention: Frank B. O'Neil          Attention: Lori A. Beachnau
         (800) 282-6242                      (800) 292-1036